Exhibit 99.1

For more information contact:	PRESS RELEASE
Investor Relations Garth Russell KCSA Strategic Communications (212) 896-1250 grussell@kcsa.com

Tikcro Technologies Announces 2015 Annual General Meeting

Tel Aviv, Israel, November 24, 2015 – Tikcro Technologies Ltd. (OTC QB: TIKRF) today announced that its Annual General Meeting of Shareholders will be held on December 29, 2015 at 11:00 a.m. Israel time, at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Allon Street, 36th Floor, Tel Aviv, Israel.

The agenda of the meeting is as follows:

(1)	election of Eric Paneth and Izhak Tamir to the Board of Directors;

(2)	election of Liat Hadad and Rami Skaliter as external directors;

(3)	approval of an amendment to certain terms of options granted to our Chief Executive Officer;

(4)	reappointment of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, as independent auditors; and

(5)	consideration of audited financial statements for the year ended December 31, 2014.

Items 1, 2 and 4 require the approval of a simple majority of the shares voted on the matter. Item 3 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the proposal, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the proposal does not exceed two percent of the outstanding voting power in the Company. Item 5 will not involve a vote of the shareholders. The record date for the meeting is November 25, 2015. Tikcro will send its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter.

About Tikcro Technologies:

Tikcro Technologies Ltd. (OTCQB: TIKRF) supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. Tikcro is currently engaged with development of certain antibodies selected and verified in pre-clinical trials with a focus on antibodies binding to cancer immune checkpoints CTLA-4 and PD1. For more information about Tikcro, visit Tikcro’s website at www.tikcro.com.